

02037059

NO ACT
P.E 2-27-02
0-17017



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2002

Act 1934
Section
Rule 14A-8
Public Availability 4/5/2002

Thomas H. Welch, Jr.
Vice President - Legal
Dell Computer Corporation
One Dell Way
Round Rock, Texas 78682-2244

PROCESSED
MAY 30 2002
THOMSON FINANCIAL

Re: Dell Computer Corporation
Incoming letter dated February 27, 2002

Dear Mr. Welch:

This is in response to your letter dated February 27, 2002 concerning the shareholder proposal submitted to Dell by Richard H. Giering. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Richard H. Giering
2866 NE Thirtieth Street, Apt. #16
Fort Lauderdale, Florida 33306

CRGH

Dell Computer Corporation
One Dell Way
Round Rock, Texas 78682-2244

Telephone 512.728.0587
Telefax 512.728.8935
tom_welch@dell.com
www.dell.com

Thomas H. Welch, Jr.
Vice President
Deputy General Counsel



February 27, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Dell Computer Corporation Stockholder Proposal Submitted by Richard H. Giering, Dated February 26, 2001

Ladies and Gentlemen:

This letter is submitted by the undersigned on behalf of Dell Computer Corporation (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934.

In February 2001, the Company received a proposal from Richard H. Giering for inclusion in its proxy materials. The proposal (a complete copy of which, along with the accompanying introductory statement and statement in support, is attached as Exhibit A) reads as follows:

> WHEREAS: Dell has - and both management and the owners (stockholders) wish to maintain - a reputation as a company that delivers high quality products to the marketplace. AND
> WHEREAS: Certain of the Dell products are designed to operate in contravention of "industry standard". AND
> WHEREAS: The Corporate sales force is sufficiently unaware of the deficiencies to accurately advise prospective customers as to what they may expect from the product(s) AND
> WHEREAS: Dell has and continues to hire a consulting firm to survey customers as to their reactions to the DELL products they have purchased.
> BE IT THEREFORE RESOLVED:
> That management reports annually to the owners (stockholders) on the results of the surveys. The report is to include all indications of lack of full satisfaction with any of the Dell products and what actions are being taken to A) rectify the problem and B) to preclude a re-occurrence for subsequent customers.

In his introductory statement, Mr. Giering, acknowledging that his submission may be untimely for inclusion in the Company's 2001 proxy statement, invited the Company to delay the inclusion of the proposal until the Company's 2002 annual meeting. On the basis of the untimeliness of Mr. Giering's submission in relation to the Company's 2001 annual meeting, in June 2001, the Company requested, and received, confirmation that the Staff would not recommend any enforcement action to the Commission due to the exclusion of Mr. Giering's proposal from the Company's 2001 proxy materials. A copy of the Company's submission, along with a copy of the Staff's response, is attached hereto as Exhibit B.

This letter is now being sent to address Mr. Giering's submission as a proposal submitted for inclusion in the Company's 2002 proxy materials. For the reasons set forth below, the Company intends to omit Mr. Giering's proposal from its 2002 proxy statement. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter (each of which has a copy of the proposal attached), which sets forth the grounds upon which we deem omission of the proposal to be proper.

<u>The proposal may be properly omitted from the Company's 2002 proxy statement because Mr. Giering has failed to meet the eligibility requirements of Rule 14a-8(b)</u>:

Under Rule 14a-8(b), a person is not eligible to submit a proposal unless they have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted and continues to hold those securities through the date of the meeting. Mr. Giering states in his submission that he holds 100 shares of the Company's stock. However, according to the Company's records (as maintained by American Stock Transfer & Trust Company, the Company's stock transfer agent), Mr. Giering is not a record owner of shares. Consequently, Mr. Giering's submission failed to properly establish his eligibility in the following respects:

(a) It failed to include a statement from the record holder of the shares confirming that Mr. Giering is the beneficial owner of the shares and continuously held the shares for one year prior to the date he submitted his proposal.

(b) It failed to include a statement from Mr. Giering to the effect that he intends to hold the shares through the date of the Company's 2002 annual meeting.

By letter dated June 6, 2001, the Company notified Mr. Giering of these eligibility deficiencies and requested him to correct the deficiencies by submitting the required statements on or before July 31, 2001. A copy of the Company's June 6, 2001 letter to Mr. Giering is attached hereto as Exhibit C. To date, the Company has received no correspondence from Mr. Giering regarding his proposal and he has not submitted the required statements nor otherwise properly established his eligibility to submit a proposal for inclusion in the Company's 2002 proxy statement.

Timing of response and filing:

Rule 14a-8 establishes two relevant response and filing timeframes for dealing with stockholder proposals. First, under Rule 14a-8(f), within 14 calendar days of receiving the proposal, the company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as a failure to submit the proposal timely). Second, under Rule 14a-8(j), if the company intends to exclude the proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission.

Once the Company made the determination to consider Mr. Giering's proposal as a submission for inclusion in its 2002 proxy statement, it sent Mr. Giering a letter, dated June 6, 2001, detailing the procedural deficiencies of his proposal and giving him until July 31, 2001 (a period of more than seven weeks) to submit the required statements. The Company did not receive a response from Mr. Giering during that period and has not received any response from Mr. Giering to date. The Company acknowledges that it failed to notify Mr. Giering of the eligibility deficiencies noted above within 14 calendar days of receiving his proposal. However, because his proposal was submitted in February 2001 for inclusion in the Company's 2002 proxy materials and he was notified in June 2001 of the eligibility deficiencies, Mr. Giering has had more than ample opportunity to resubmit his proposal and properly establish his eligibility, but he has failed to do so. Therefore, the failure on the part of the Company to respond to Mr. Giering within the 14-day period established in Rule 14a-8(f) neither prejudiced Mr. Giering's rights nor adversely affected his ability to resubmit his proposal and properly establish his eligibility well before the submission deadlines applicable to the 2002 annual meeting, which he declined to do.

The Company's 2002 annual meeting of stockholders is currently scheduled for July 18, 2002, and the Company anticipates that it will file definitive proxy materials for that meeting on or before May 28, 2002. This letter is being filed with the Commission more than 80 days prior to that anticipated filing date, as required by Rule 14a-8(j).

Conclusion:

For the foregoing reasons, we request your confirmation that the Staff will not recommend any enforcement action to the Commission due to the exclusion of Mr. Giering's proposal from the Company's 2002 proxy materials. If for any reason the Staff does not agree with our conclusions, as set forth herein, the undersigned would like to meet with the Staff to discuss the issues presented by this letter. If the Staff has any questions or has formulated a response to this request, please contact the undersigned by telephone at 512-728-0587 or by facsimile at 512-728-8935.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it to the undersigned in the accompanying envelope.

Sincerely,



Thomas H. Welch, Jr.
Vice President - Legal

Enclosures
cc: Richard H. Giering

For Lauderdale, Florida 3:)6

(954) 566-2238

Exhibit A

February 26, 2001

Corporate Secretary,
Dell Computer Corporation
One Dell Way
Round Rock, Texas 78682-2244

Dear Sir (or Madam):

The following is submitted for inclusion in the next annual proxy statement for the next annual meeting. This is being presented to you in conformance with the statement found in the "Notice of Annual Meeting and Proxy Statement 2000".

Based upon the dates specified for the 2001 meeting, it is possible this submission may not be sufficiently dated for inclusion in this year's proxy statement. I leave the decision as to whether to present the following at the July, 2001 meeting or to delay until the proxy mailing for the following annual meeting up to you.

The following is submitted:

WHEREAS: Dell has - and both management and the owners (stockholders) wish to maintain - a reputation as a company that delivers high quality products to the marketplace. AND
WHEREAS: Certain of the Dell products are designed to operate in contravention to "industry standard". AND
WHEREAS: The Corporate sales force is sufficiently unaware of the deficiencies to accurately advise prospective customers as to what they may expect from the product(s) AND
WHEREAS: Dell has and continues to hire a consulting firm to survey customers as to their reactions to the DELL products they have purchased.
BE IT THEREFORE RESOLVED:
That management reports annually to the owners (stockholders) on the results of the surveys. The report is to include all indications of lack of full satisfaction with any of the Dell products and what actions are being taken to A) rectify the problem and B)to preclude a re-occurrence for subsequent customers.
REASONS: The submitter is both a stockholder of 100 shares of Dell Corporation and a customer having purchased Dell equipment. The shares were procured prior to becoming a customer on the premise that Dell is a quality Corporation!

As a customer, the equipment purchase does not meet industry standards in a number of ways and the sales force gave misleading or erroneous information during the negotiations for the sale. If this can happen to a shareholder/owner, it can occur to other customers - both owner and non-owner.

THE REPUTATION OF THE CORPORATION IS AT STAKE!

A vote for this proposal will go a long way to reducing the risk of subsequent repetitions of the problems.

END OF SUBMISSION

Copy to Mr. Ken Kasman, Investor Relations (Same Address):

Dear Mr. Kasman:

I thank you for your letter of February 5, 2001 in response to my prior letters.

I realize that, in some circles, individuals who make proposals as I've done above are not looked on with much favor. To indicate my background and capabilities associated with the proposal (I'm not the "normal" investor), the following information is submitted.

Prior to my retirement I was a Computer Software Design Engineer and Management Executive responsible for the implementation of both Software and associated Hardware modifications. Please visit my web site - that I personally designed, built and am maintaining - to obtain more information on my background, specifically my responsibilities with respect to period before the internet where I designed and implemented the first online interactive system now called NEXIS-LEXIS. My Record on the web site is at: http://www.giering-family-trees.org\018_003.htm

Thank you again for your letter.

Sincerely,



Richard H (Dick) Giering

Dell Computer Corpor[illegible]on
One Dell Way
Round Rock, TX 78682-2244
Telephone 512.338.4400
www.dell.com

EXHIBIT B


SEC MAIL PROCESSING
RECEIVED
MAY 30 2001
WASH. D.C. 354 SECTION



May 29, 2001

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Dell Computer Corporation Stockholder Proposal Submitted by Richard H. Giering, Dated February 26, 2001

Ladies and Gentlemen:

This letter is submitted by the undersigned on behalf of Dell Computer Corporation (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934.

The Company has received a proposal from Richard H. Giering for inclusion in its proxy materials. The proposal (a complete copy of which, along with the accompanying introductory statement and statement in support, is attached as Exhibit A) reads as follows:

> WHEREAS: Dell has - and both management and the owners (stockholders) wish to maintain - a reputation as a company that delivers high quality products to the marketplace. AND
> WHEREAS: Certain of the Dell products are designed to operate in contravention of "industry standard". AND
> WHEREAS: The Corporate sales force is sufficiently unaware of the deficiencies to accurately advise prospective customers as to what they may expect from the product(s) AND
> WHEREAS: Dell has and continues to hire a consulting firm to survey customers as to their reactions to the DELL products they have purchased.
> BE IT THEREFORE RESOLVED:
> That management reports annually to the owners (stockholders) on the results of the surveys. The report is to include all indications of lack of full satisfaction with any of the Dell products and what actions are being taken to A) rectify the problem and B) to preclude a re-occurrence for subsequent customers.

In his introductory statement, Mr. Giering acknowledges that his submission may be untimely for inclusion in the Company's 2001 proxy statement and invites the Company to delay the inclusion of the proposal until the Company's 2002 annual meeting. For the reasons set forth below, the Company intends to omit Mr. Giering's proposal from both this year's proxy statement and next year's proxy statement. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter (each of which has a copy of the proposal attached), which sets forth the grounds upon which we deem omission of the proposal to be proper.

<u>The proposal may be properly omitted from the 2001 proxy statement because it was not timely submitted</u>:

The Company's 2000 proxy statement included the following statement:

> Any stockholder who desires to present a proposal for consideration at next year's annual meeting and to include such proposal in next year's proxy statement must deliver the proposal to Dell's principal executive offices no later than the close of business on January 26, 2001.

That deadline was properly established under Rule 14a-8(e). The Company does not have an exact record of when it received Mr. Giering's letter. However, the letter itself is dated February 26, 2001 (one month later than the deadline for submissions as stated in last year's proxy statement), and the envelope in which the letter was received was postmarked February 28, 2001. In addition, Mr. Giering himself, in his introductory statement, acknowledges that his "submission may not be sufficiently dated for inclusion in this year's proxy statement." Mr. Giering then invites the Company to choose between presenting the proposal at this year's meeting or to delay until next year's meeting. ("I leave the decision as to whether to present the following at the July, 2001 meeting or to delay until the proxy mailing for the following annual meeting up to you.")

Consequently, based on the untimeliness of Mr. Giering's submission, as well as Mr. Giering's own statements, the Company has elected to omit the proposal from this year's proxy statement and to consider it as a proposal submitted for inclusion in next year's proxy statement.

<u>The proposal may be omitted from the Company's 2002 proxy statement because Mr. Giering's submission fails to meet the eligibility requirements of Rule 14a-8(b)</u>:

Under Rule 14a-8(b), a person is not eligible to submit a proposal unless they have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted and continues to hold those securities through the date of the meeting. Mr. Giering states in his letter that he holds 100 shares of the Company's stock. However, according to the Company's records (as maintained by American Stock Transfer & Trust Company, the Company's stock transfer agent), Mr. Giering is not a record owner of shares. Consequently, Mr. Giering has failed to properly establish his eligibility in the following respects:

(a) Mr. Giering has not submitted a statement from the record holder of his shares confirming that he is the beneficial owner of 100 shares and continuously held those shares for one year prior to the date he submitted his proposal.

(b) Mr. Giering has not submitted a statement to the effect that he intends to hold the shares through the date of next year's annual meeting.

By copy of this letter, the Company is notifying Mr. Giering of these deficiencies in his submission. Because his submission is applicable to next year's annual meeting, Mr. Giering has ample opportunity to resubmit his proposal and properly establish his eligibility. It should be noted, however, that the Company has not addressed whether there may be other bases for excluding Mr. Giering's proposal from next year's proxy statement, including one or more of the bases described in Rule 14a-8(i), and the Company has reserved the right to rely on any of these other bases in the event that Mr. Giering resubmits the same proposal and properly establishes his eligibility to do so.

Timing of response and filing:

Rule 14a-8 establishes two relevant response and filing timeframes for dealing with stockholder proposals. First, under Rule 14a-8(f), within 14 calendar days of receiving the proposal, the company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as a failure to submit the proposal timely). Second, under Rule 14a-8(j), if the company intends to exclude the proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files it definitive proxy statement and form of proxy with the Commission.

As noted above, Mr. Giering's submission was not timely for inclusion in this year's proxy statement. Under Rule 14a-8(f), the Company was not required to notify Mr. Giering of that deficiency because it cannot be remedied. Also as noted above, based on the timing of Mr. Giering's submission and Mr. Giering's own statements, the Company considers Mr. Giering's proposal as one submitted for inclusion in next year's proxy statement. Consequently, this filing is made substantially in excess of 80 calendar days before the filing of next year's definitive proxy statement. The Company acknowledges that it has failed to notify Mr. Giering of the eligibility deficiencies noted above within 14 calendar days of receiving his proposal. However, because his proposal was submitted for inclusion in next year's proxy materials, Mr. Giering has ample opportunity to resubmit his proposal and properly establish his eligibility. Therefore, the inadvertent failure on the part of the Company to respond to Mr. Giering within the 14-day period established in Rule 14a-8(f) has neither prejudiced Mr. Giering's rights nor adversely affected his ability to resubmit his proposal and properly establish his eligibility well before any submission deadlines applicable to next year's annual meeting.

Conclusion:

For the foregoing reasons, we request your confirmation that the Staff will not recommend any enforcement action to the Commission due to the exclusion of Mr. Giering's proposal from the Company's proxy materials for this year's annual meeting or from the Company's proxy materials for next year's annual meeting. If for any reason the Staff does not agree with our conclusions, as set forth herein, the undersigned would like to meet with the Staff to discuss the issues presented by this letter. If the Staff has any questions or has formulated a response to this request, please contact the undersigned by telephone at 512-728-0587 or by facsimile at 512-728-8935.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it to the undersigned in the accompanying envelope.

Sincerely,



Thomas H. Welch, Jr.
Vice President - Legal

Enclosures
cc: Richard H. Giering

For' Lauderdale, Florida 33''6

(954) 566-2238

Exhibit A

February 26, 2001

Corporate Secretary,
Dell Computer Corporation
One Dell Way
Round Rock, Texas 78682-2244

Dear Sir (or Madam):

The following is submitted for inclusion in the next annual proxy statement for the next annual meeting. This is being presented to you in conformance with the statement found in the "Notice of Annual Meeting and Proxy Statement 2000".

Based upon the dates specified for the 2001 meeting, it is possible this submission may not be sufficiently dated for inclusion in this year's proxy statement. I leave the decision as to whether to present the following at the July, 2001 meeting or to delay until the proxy mailing for the following annual meeting up to you.

The following is submitted:

WHEREAS: Dell has - and both management and the owners (stockholders) wish to maintain - a reputation as a company that delivers high quality products to the marketplace. AND
WHEREAS: Certain of the Dell products are designed to operate in contravention to "industry standard". AND
WHEREAS: The Corporate sales force is sufficiently unaware of the deficiencies to accurately advise prospective customers as to what they may expect from the product(s) AND
WHEREAS: Dell has and continues to hire a consulting firm to survey customers as to their reactions to the DELL products they have purchased.
BE IT THEREFORE RESOLVED:
That management reports annually to the owners (stockholders) on the results of the surveys. The report is to include all indications of lack of full satisfaction with any of the Dell products and what actions are being taken to A) rectify the problem and B)to preclude a re-occurrence for subsequent customers.
REASONS: The submitter is both a stockholder of 100 shares of Dell Corporation and a customer having purchased Dell equipment. The shares were procured prior to becoming a customer on the premise that Dell is a quality Corporation!

As a customer, the equipment purchase does not meet industry standards in a number of ways and the sales force gave misleading or erroneous information during the negotiations for the sale. If this can happen to a shareholder/owner, it can occur to other customers - both owner and non-owner.

THE REPUTATION OF THE CORPORATION IS AT STAKE!

A vote for this proposal will go a long way to reducing the risk of subsequent repetitions of the problems.

END OF SUBMISSION

Copy to Mr. Ken Kasman, Investor Relations (Same Address):

Dear Mr. Kasman:

I thank you for your letter of February 5, 2001 in response to my prior letters.

I realize that, in some circles, individuals who make proposals as I've done above are not looked on with much favor. To indicate my background and capabilities associated with the proposal (I'm not the "normal" investor), the following information is submitted.

Prior to my retirement I was a Computer Software Design Engineer and Management Executive responsible for the implementation of both Software and associated Hardware modifications. Please visit my web site - that I personally designed, built and am maintaining - to obtain more information on my background, specifically my responsibilities with respect to period before the internet where I designed and implemented the first online interactive system now called NEXIS-LEXIS. My Record on the web site is at: http://www.giering-family-trees.org\018_003.htm

Thank you again for your letter.

Sincerely,



Richard H (Dick) Giering

Dell Computer Corporation
One Dell Way
Round Rock, TX 78682-2244
www.dell.com



June 6, 2001

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Dell Computer Corporation Stockholder Proposal Submitted by Richard H. Giering, Dated February 26, 2001

Ladies and Gentlemen:

This letter is submitted by the undersigned on behalf of Dell Computer Corporation (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934. This letter supplements, and in effect supersedes, the Company's previous Rule 14a-8 no action request letter on the above-referenced proposal, which letter was dated May 29, 2001 and received by the Commission on May 30, 2001.

The Company has received a proposal from Richard H. Giering for inclusion in its proxy materials. The proposal (a complete copy of which, along with the accompanying introductory statement and statement in support, is attached as Exhibit A) reads as follows:

> WHEREAS: Dell has - and both management and the owners (stockholders) wish to maintain - a reputation as a company that delivers high quality products to the marketplace. AND
> WHEREAS: Certain of the Dell products are designed to operate in contravention of "industry standard". AND
> WHEREAS: The Corporate sales force is sufficiently unaware of the deficiencies to accurately advise prospective customers as to what they may expect from the product(s) AND
> WHEREAS: Dell has and continues to hire a consulting firm to survey customers as to their reactions to the DELL products they have purchased.
> BE IT THEREFORE RESOLVED:
> That management reports annually to the owners (stockholders) on the results of the surveys. The report is to include all indications of lack of full satisfaction with any of the Dell products and what actions are being taken to A) rectify the

> problem and B) to preclude a re-occurrence for subsequent customers.

In his introductory statement, Mr. Giering acknowledges that his submission may be untimely for inclusion in the Company's 2001 proxy statement and invites the Company to delay the inclusion of the proposal until the Company's 2002 annual meeting. For the reasons set forth below, the Company intends to omit Mr. Giering's proposal from its 2001 proxy statement. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter (each of which has a copy of the proposal attached), which sets forth the grounds upon which we deem omission of the proposal to be proper.

The proposal may be properly omitted from the 2001 proxy statement because it was not timely submitted:

The Company's 2000 proxy statement included the following statement:

> Any stockholder who desires to present a proposal for consideration at next year's annual meeting and to include such proposal in next year's proxy statement must deliver the proposal to Dell's principal executive offices no later than the close of business on January 26, 2001.

That deadline was properly established under Rule 14a-8(e). The Company does not have an exact record of when it received Mr. Giering's letter. However, the letter itself is dated February 26, 2001 (one month later than the deadline for submissions as stated in last year's proxy statement), and the envelope in which the letter was received was postmarked February 28, 2001. In addition, Mr. Giering himself, in his introductory statement, acknowledges that his "submission may not be sufficiently dated for inclusion in this year's proxy statement." Mr. Giering then invites the Company to choose between presenting the proposal at this year's meeting or to delay until next year's meeting. ("I leave the decision as to whether to present the following at the July, 2001 meeting or to delay until the proxy mailing for the following annual meeting up to you.")

Consequently, based on the untimeliness of Mr. Giering's submission, as well as Mr. Giering's own statements, the Company has elected to omit the proposal from its 2001 proxy statement.

Mr. Giering has been given the opportunity to properly establish his eligibility to submit his proposal for inclusion in next year's proxy statement, and at this time the Company is not requesting any no action relief from the Commission with respect to next year's proxy materials.

Timing of response and filing:

Rule 14a-8 establishes two relevant response and filing timeframes for dealing with stockholder proposals. First, under Rule 14a-8(f), within 14 calendar days of receiving the proposal, the company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as a failure to submit the proposal timely). Second, under Rule 14a-8(j), if the company intends to exclude the proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission.

As noted above, Mr. Giering's submission was not timely for inclusion in the Company's 2001 proxy statement. Under Rule 14a-8(f), the Company was not required to notify Mr. Giering of that deficiency because it could be remedied. The Company acknowledges that it has failed to file this letter with the Commission within the timeframe specified by Rule 14a-8(j), as the Company filed its definitive proxy statement on May 31, 2001. That failure was inadvertent, and the Company is committed to making all required filings within the appropriate timeframes, as specified by the Commission's rules. The inadvertent failure on the part of the Company to file this letter within the period established in Rule 14a-8(j) has neither prejudiced Mr. Giering's rights nor adversely affected his ability to submit his proposal for inclusion in next year's proxy materials.

Conclusion:

For the foregoing reasons, we request your confirmation that the Staff will not recommend any enforcement action to the Commission due to the exclusion of Mr. Giering's proposal from the Company's 2001 proxy materials. If for any reason the Staff does not agree with our conclusions, as set forth herein, the undersigned would like to meet with the Staff to discuss the issues presented by this letter. If the Staff has any questions or has formulated a response to this request, please contact the undersigned by telephone at 512-728-0587 or by facsimile at 512-728-8935.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it to the undersigned in the accompanying envelope.

Sincerely,



Thomas H. Welch, Jr.
Vice President - Legal

Enclosures
cc: Richard H. Giering

Fort Lauderdale, Florida 33306

Exhibit A

(954) 566-2238

February 26, 2001

Corporate Secretary,
Dell Computer Corporation
One Dell Way
Round Rock, Texas 78682-2244

Dear Sir (or Madam):

The following is submitted for inclusion in the next annual proxy statement for the next annual meeting. This is being presented to you in conformance with the statement found in the "Notice of Annual Meeting and Proxy Statement 2000".

Based upon the dates specified for the 2001 meeting, it is possible this submission may not be sufficiently dated for inclusion in this year's proxy statement. I leave the decision as to whether to present the following at the July, 2001 meeting or to delay until the proxy mailing for the following annual meeting up to you.

The following is submitted:

WHEREAS: Dell has - and both management and the owners (stockholders) wish to maintain - a reputation as a company that delivers high quality products to the marketplace. AND
WHEREAS: Certain of the Dell products are designed to operate in contravention to "industry standard". AND
WHEREAS: The Corporate sales force is sufficiently unaware of the deficiencies to accurately advise prospective customers as to what they may expect from the product(s) AND
WHEREAS: Dell has and continues to hire a consulting firm to survey customers as to their reactions to the DELL products they have purchased.
BE IT THEREFORE RESOLVED:
That management reports annually to the owners (stockholders) on the results of the surveys. The report is to include all indications of lack of full satisfaction with any of the Dell products and what actions are being taken to A) rectify the problem and B)to preclude a re-occurrence for subsequent customers.
REASONS: The submitter is both a stockholder of 100 shares of Dell Corporation and a customer having purchased Dell equipment. The shares were procured prior to becoming a customer on the premise that Dell is a quality Corporation!

As a customer, the equipment purchase does not meet industry standards in a number of ways and the sales force gave misleading or erroneous information during the negotiations for the sale. If this can happen to a shareholder/owner, it can occur to other customers - both owner and non-owner.

THE REPUTATION OF THE CORPORATION IS AT STAKE!

A vote for this proposal will go a long way to reducing the risk of subsequent repetitions of the problems.

END OF SUBMISSION

Copy to Mr. Ken Kasman, Investor Relations (Same Address):

Dear Mr. Kasman:

I thank you for your letter of February 5, 2001 in response to my prior letters.

I realize that, in some circles, individuals who make proposals as I've done above are not looked on with much favor. To indicate my background and capabilities associated with the proposal (I'm not the "normal" investor), the following information is submitted.

Prior to my retirement I was a Computer Software Design Engineer and Management Executive responsible for the implementation of both Software and associated Hardware modifications. Please visit my web site - that I personally designed, built and am maintaining - to obtain more information on my background, specifically my responsibilities with respect to period before the internet where I designed and implemented the first online interactive system now called NEXIS-LEXIS. My Record on the web site is at: http://www.giering-family-trees.org\018_003.htm

Thank you again for your letter.

Sincerely,



Richard H (Dick) Giering

June 7, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dell Computer Corporation
Incoming letter dated May 29, 2001

The proposal relates to Dell reporting on the results of surveys.

There appears to be some basis for your view that Dell may exclude the proposal under rule 14a-8(e)(2) because Dell received it after the deadline for submitting proposals. We note in particular your representation that Dell received the proposal after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Dell omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,



Jonathan Ingram
Special Counsel

Dell Computer Corporation · Telephone 512-...
One Dell Way www.dell.com
Round Rock, TX 786...-2244

EXHIBIT C

June 6, 2001

Richard H. Giering
2866 NE Thirtieth Street, Apt. #16
Fort Lauderdale, Florida 33306

Re: Stockholder Proposal

Dear Mr. Giering:

Enclosed is a copy of a letter that we sent to the U.S. Securities and Exchange Commission today. The letter supplements, and in effect, supersedes the letter we sent to the SEC last week, a copy of which you should have also received. We submitted the supplemental letter to the SEC primarily to focus on the submission of your proposal one year at a time. As you acknowledge in the statements accompanying your proposal, your proposal was not submitted timely for inclusion in this year's proxy statement, and our supplemental letter to the SEC sets forth our reasons for excluding the proposal from this year's proxy materials.

You also note in the statements accompanying your proposal that, given the timing of your submission, we could consider your proposal as one submitted for inclusion in next year's proxy materials. The purpose of this letter is to respond to you regarding the submission of your proposal for next year.

Under SEC rules, a person is not eligible to submit a proposal for inclusion in a company's proxy materials unless they have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted and continues to hold those securities through the date of the meeting. In your submission, you state that you hold 100 shares of Dell stock. However, American Stock Transfer & Trust Company, our stock transfer agent, does not show you as a record owner of the shares. Consequently, we assume that you are a beneficial owner, or "street name" holder, of the shares, and you need to submit the following to establish your eligibility to submit a stockholder proposal for inclusion in our proxy materials:

(a) A statement from the record holder of your shares (for example, the brokerage firm through which you hold the shares) confirming that you are the beneficial owner of the shares and have continuously held the shares for one year prior to the date you submitted the proposal.

(b) A statement from you to the effect that you intend to hold the shares through the date of next year's annual meeting (which is currently scheduled for July 18, 2002).

We request that you submit these statements to us on or before July 31, 2001.

You should note that we have not addressed whether there may be other bases for excluding your proposal from next year's proxy statement, including one or more of the bases described in SEC Rule 14a-8(i). Under that rule, for example, a company may be entitled to exclude a proposal (even if the submitting stockholder has complied with the eligibility requirements) if:

- The proposal is not a proper subject for action by stockholders under the laws of the jurisdiction of the company's organization (in our case, Delaware);
- The proposal relates to the redress of a personal claim or grievance against the company; or
- The proposal deals with a matter relating to the company's ordinary business operations.

Once you have properly established your eligibility to submit a proposal, we will analyze the substance of your proposal and reserve the right to rely on any of these other bases if we consider it appropriate to do so.

For your convenience and reference, we enclose a copy of SEC Rule 14a-8, which deals with stockholder proposals.

If you have any questions or if I can be of any assistance with respect to your proposal or the procedures for submitting it, please contact me by mail or e-mail (tom_welch@dell.com) or give me a call at 512-728-0587.

Sincerely,



Thomas H. Welch, Jr.
Vice President - Legal

Enclosures

(2) With respect to all other requests pursuant to this section, the registrant shall have the option to either mail the security holder's material or furnish the security holder list as set forth in this section.

(c) At the time of a list request, the security holder making the request shall:

(1) if holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) the security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) the security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Note to § 240.14a-7. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

[As last amended in Release No. 34-37183, May 9, 1996, effective June 14, 1996, 61 F.R. 24652.]

[¶ 40,071] Shareholder Proposals

Reg. § 240.14a-8. This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

[The next page is 40,067-3.]

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?** (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter) or 10-QSB (§ 249.308b of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting

the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its

definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[As last amended in Release No. 34-40018, effective June 29, 1998, 63 F.R. 29106.]

[¶ 40,081] False or Misleading Statements

Reg. § 240.14a-9. (a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note: The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this section.

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

[As last amended in Release No. 34-15944, June 25, 1979, 44 F.R. 38810.]

[¶ 40,091] Prohibition of Certain Solicitations

Reg. § 240.14a-10. No person making a solicitation which is subject to § § 240.14a-1 to 240.14a-10 shall solicit:

(a) any undated or post-dated proxy, or

(b) any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

[As adopted in Release No. 34-4775, December 11, 1952, 17 F.R. 11431.]

[¶ 40,101] Special Provisions Applicable to Election Contests

Reg. § 240.14a-11. [Removed and Reserved in Release No. 33-7760, effective January 24, 2000, 64 F.R. 61408.]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 5, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dell Computer Corporation
Incoming letter dated February 27, 2002

The proposal relates to Dell reporting on the results of surveys.

There appears to be some basis for your view that Dell may exclude the proposal under rule 14a-8(b). We note that the proponent appears not to have responded to Dell's request for documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Dell omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,



Jonathan Ingram
Special Counsel